SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2018 Business Report

-	For the Woori Bank Audit Reports for Fiscal Year 2018, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 19, 2019.

Summary of 2018 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

January 30, 1899	Established Daehancheonil Bank (Changed its name to The Commercial Bank of Korea on April 24, 1950)

July 3, 1909	The first bank in Korea to build modernized head office building ‘Gwangtonggwan’

March 31, 1915	Became main transaction bank of Gyeongsung (Present: Seoul Metropolitan City)

December 16, 1932	Established Chosun Trust Company (Changed its name to Hanil Bank on January 1, 1960)

March 3, 1956	The first company to be listed in KRX

June 10, 1959	Installed vault for women

November 11, 1968	The first Korean bank to open an overseas branch (Tokyo branch)

January 4, 1999	The Commercial Bank of Korea changed its name to Hanvit Bank after merging with Hanil Bank

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 20, 2002	Changed its name and C.I. to Woori Bank

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

November 29, 2010	Acquired ‘IT service ISO 27001 Certificate’

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

September 25, 2012	Woori Brazil Bank began business

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

April 1, 2013	Spun off its credit card business

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

June 30, 2014	Daehancheonil Bank materials designated as the 11th in National Records Designation System

August 1, 2014	The first Korean bank to launch ‘Woori Mobile Passbook’, enables to transact without passbook

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 19, 2014	Re-listed Woori Bank in KRX

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

April 19, 2015	Awarded ‘2015 Best Cash Management Bank in South Korea’ and ‘2015 Best Sub Custodian Bank in South Korea’ by Asian Banker

May 15, 2015	Launched ‘Incheon International Airport Branch’

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

November 26, 2015	The first Korean bank to reach 200 global networks (Woori Finance Myanma)

January 13, 2016	The first Korean bank to start ‘iris scan ATM service’

January 19, 2016	Started debit card service in Bangladesh

February 3, 2016	Lanched WiBee Bank service in Indonesia, Vietnam and Brazil

May 2, 2016	The first Korean bank to open representative office in Iran

July 1, 2016	Launched mobile based ‘WiBee Members’

October 31, 2016	Acquired approval to launch subsidiary in Vietnam

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Awarded ‘2016 Bank of the Year in Korea’ by Bankers

December 27, 2016	Reached 250th global networks

January 5, 2017	The first Korean bank to launch ‘One-touch Notice’ in foreign languages

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

February 5, 2017	The first Korean bank to Open office in Katowice, Poland

March 22, 2017	The first Korean bank to launch Korean film investment fund ‘Woori Bank-Company K Korean film investment fund’

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

July 12, 2017	Joint declaration to create jobs by management and labor force for the first time in the Korean financial sector

September 8, 2017	Woori Bank Vietnam launched a local credit card in collaboration with Woori Card

October 16, 2017	Selected by National Pension Fund as main transaction bank

November 30, 2017	Awarded ‘2017 Asia-Pacific Bank of the Year’ by Bankers

December 22, 2017	Inaugurated the 51st President of the Bank, Tae-Seung Sohn

December 26, 2017	Exceeded 300 global networks

January 15, 2018	Opened sub-branch in Incheon International Airport Passenger Terminal 2

February 1, 2018	Launched comprehensive real-estate information platform, ‘WiBee Homes’

May 8, 2018	Implemented new core banking system ‘WINI’

June 21, 2018	Acquired a local financial institution in Cambodia, WB Finance (‘VisionFund Cambodia’), expanding global network to 410

July 9, 2018	The first Korean bank to invest in the ‘Impact Investment Fund’

August 30, 2018	The first Korean bank to agree with its labor union on an early introduction of the 52-hour work week

October 8, 2018	The first Korean bank to establish a local Credit Analysis Center abroad

October 9, 2018	Acquired approval to establish subsidiary in Germany (‘Woori Bank Europe’)

December 3, 2018	Awarded ‘2018 Bank of the Year in Korea’ by The Banker

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of December 31, 2018

Type	Name of Company	(Controlling Company)
Company	Woori Bank	—

First Tier Subsidiaries (20 companies)	Woori Card (equity ownership 100.0%)	Woori Bank
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
Woori Bank Europe (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia (equity ownership 100.0%)
WB Finance (Cambodia)(equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)

Second Tier Subsidiaries (1 company)	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

Other Subsidiaries (1 company)	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%) Note1)	Woori Private Equity Asset Management

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

Note 1) Established on August 1, 2018, Woori-Hanwha Eureka Private Equity Fund merged with Woori Private Equity Asset Management as Co-GP. It is not a consolidated subsidiary (equity ownership 0.8%).

2.	Capital Structure (Changes in Capital)

As of December 31, 2018	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
APR.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
APR.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
JUN.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
JUN.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
NOV.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
NOV.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
OCT.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*

On October 2, 2015, 278,371 shares were retired and the total number of shares issued decreased to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

3.	Total Number of Authorized Shares

As of December 31, 2018	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000

Total number of shares issued to date	676,000,000	676,000,000

Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*

On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of December 31, 2018	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,732,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	17,679,632	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	655,587,594	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		2018	2017	2016
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		2,033,182	1,512,148	1,261,266
Earnings per share (Won)		2,796	1,999	1,567

Total cash dividends (Millions of Won)		437,626	403,963	269,308

Total stock dividends (Millions of Won)		—	—	—

Cash dividend payout ratio (%)		21.52	26.71	21.35
Cash dividend yield (%)	Common Shares	4.00	3.70	3.01
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	650	600	400
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2017 figures include interim dividends

II.	Business Overview

1.	Results of Operations

As of December 31, 2018	(unit: in 100 millions of Won)

Type	2018	2017	2016
Operating income	27,593	21,567	15,742
Non-operating income	1,555	1,679	1,690
Non-operating expenses	1,099	3,751	1,898
Ordinary profits	28,049	19,495	15,534
Income from continuing operations before income tax	28,049	19,495	15,534
Income tax expense from continuing operations	7,532	4,194	2,759
Income from discontinued operations	—	—	—
Net income	20,516	15,301	12,775

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of December 31, 2018	(unit: in millions of Won)

	Type	2018	2017	2016
Deposits received in local currency	Demand deposits	11,076,417	9,349,070	9,491,680
	Fixed deposits	204,049,054	194,289,437	183,723,169
	Mutual funds	30,783	34,055	37,128
	Subtotal	215,156,254	203,672,562	193,251,977
	Deposits received in foreign currencies	23,622,889	23,682,755	21,452,943
	CDs	6,443,419	4,399,817	3,808,856
	Money trusts	1,409,504	1,401,841	1,360,176
	Other deposits received	2,058,872	1,538,110	1,146,459

	Total	248,690,939	234,695,084	221,020,411

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of December 31, 2018	(unit: in millions of Won)

Type	2018	2017	2016
Loans in local currency	211,065,379	200,213,230	191,309,481
Loans in foreign currencies	18,173,398	15,664,794	17,855,868
Guarantee payments	13,810	23,620	25,197

Total	229,252,587	215,901,645	209,190,547

*	Based on K- IFRS consolidated financial statements

(b)	Balances of Loans by Maturity

As of December 31, 2018	(unit: in millions of Won)

Type	1 year or under	Over 1 year ~ 3 years or under	Over 3 years ~ 5 years or under	Over 5 years	Total
Loans in local currency	104,311,628	42,237,421	9,982,360	52,305,722	208,837,131
Loans in foreign currencies	7,467,837	2,144,129	1,182,977	1,073,944	11,868,887

*	Based on K- IFRS separate financial statements

c.	Trust Business

As of December 31, 2018	(unit: in millions of Won)

Type	2018		2017		2016
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	36,338,889	178,915	30,131,764	139,025	26,019,180	73,814
Property trust	14,286,303	4,850	12,942,930	4,507	12,714,338	4,803

Total	50,625,192	183,765	43,074,694	143,532	38,733,518	78,617

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Source of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	2018			2017			2016
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local Currency funds	Deposits received in local currency	197,572,001	1.41	66.67	187,332,008	1.26	66.02	183,440,285	1.38	65.35
	Certificates of deposit	5,039,885	1.97	1.70	4,500,100	1.66	1.59	3,466,223	1.70	1.23
	Borrowings in local currency	6 ,554,881	1.47	2.21	6,213,903	1.32	2.19	6,709,080	1.45	2.39
	Call money in local currency	221,027	1.50	0.07	1,254,623	1.23	0.44	1,159,188	1.32	0.41
	Others	20,937,173	2.39	7.07	20,168,307	2.29	7.11	18,532,241	2.60	6.60

	Subtotal	230,324,967	1.51	77.73	219,468,941	1.37	77.34	213,307,017	1.50	75.98

Foreign Currency funds	Deposits received in foreign currencies	15,219,710	0.88	5.14	14,338,927	0.51	5.05	14,838,684	0.47	5.29
	Borrowings in foreign currencies	6,458,485	2.13	2.18	7,267,096	1.38	2.56	8,595,575	0.86	3.06
	Call money in foreign currencies	787,171	1.84	0.27	980,001	1.14	0.35	1,401,294	0.70	0.50
	Debentures in foreign currencies	3,669,625	3.96	1.24	3,649,805	3.11	1.29	3,950,614	2.54	1.41
	Others	658,810	0.38	0.22	574,786	0.14	0.20	531,877	0.29	0.19

	Subtotal	26,793,801	1.62	9.04	26,810,615	1.12	9.45	29,318,044	0.87	10.44

Others	Total capital	20,897,275	—	7.05	20,134,843	—	7.10	19,617,484	—	6.99
	Provisions	433,092	—	0.15	351,750	—	0.12	412,553	—	0.15
	Others	17,876,203	—	6.03	16,993,430	—	5.99	18,070,427	—	6.44

	Subtotal	39,206,571	—	13.23	37,480,023	—	13.21	38,100,463	—	13.57

Total		296,325,338	1.32	100.00	283,759,580	1.16	100	280,725,524	1.23	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	36,338,889	1.79	71.61	30,131,764	1.70	69.76	26,019,180	1.52	66.98
	Borrowings	—	—	—	—	—	—	—	—	—

	Subtotal	36,338,889	1.79	71.61	30,131,764	1.70	69.76	26,019,180	1.52	66.98

Non-cost	Property trusts	14,286,303	—	28.15	12,942,930		29.97	12,714,338		32.73
	Special reserves	39,845	—	0.08	39,082		0.09	38,160		0.10
	Other	77,227	—	0.15	76,821		0.18	72,810		0.19

	Subtotal	14,403,375	—	28.39	13,058,833		30.24	12,825,308		33.02

Total		50,742,264	—	100.00	43,190,597		100.00	38,844,488		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	3,264,104	1.52	1.10	3,424,567	1.28	1.21	3,171,599	1.34	1.13
	Marketable securities in local currency	35,898,300	2.16	12.11	35,186,537	1.95	12.40	33,880,119	2.58	12.07
	Loans in local currency	203,432,263	3.22	68.65	194,161,817	3.05	68.42	189,079,324	3.10	67.35
	Guarantee payments	15,856	1.95	0.01	26,639	3.14	0.01	51,254	0.89	0.02
	Call loans in local currency	1,334,138	1.67	0.45	2,275,748	1.33	0.80	3,581,382	1.41	1.28
	Private placed ponds	135,856	2.89	0.05	185,092	5.94	0.07	247,292	5.19	0.09
	Credit card receivables	—	—	—	28	—	0.00	24	—	0.00
	Other	5,562,417	2.10	1.88	4,235,478	1.99	1.49	4,580,215	2.04	1.63
	Bad debt expense in local currency (-)	(1,197,910)	—	(0.40)	(1,284,188)	—	(0.45)	(1,925,177)	—	(0.69)

	Subtotal	248,445,023	3.03	83.84	238,211,718	2.85	83.95	232,666,033	2.98	82.88

Funds in foreign currencies	Deposits in foreign currencies	3,664,724	1.29	1.24	3,791,184	0.67	1.34	3,761,286	0.43	1.34
	Marketable securities in foreign currencies	3,467,435	1.30	1.17	2,735,707	1.07	0.96	1,752,884	1.13	0.62
	Loans in foreign currencies	11,346,607	3.14	3.83	10,790,442	2.51	3.80	13,371,873	1.95	4.76
	Call loans in foreign currencies	2,365,465	2.07	0.80	2,506,588	1.33	0.88	2,940,858	0.85	1.05
	Bills bought	7,274,987	2.70	2.46	7,417,500	1.88	2.61	7,110,164	1.53	2.53
	Other	32,665	3.31	0.01	48,472	2.50	0.02	13,829	9.72	0.00
	Bad debt expense in foreign currencies (-)	(390,923)	—	(0.13)	(332,301)	—	(0.12)	(312,211)	—	(0.11)

	Subtotal	27,760,961	2.50	9.37	26,957,590	1.85	9.50	28,638,685	1.51	10.20

Other	Cash	1,228,818	—	0.41	1,201,343	—	0.42	1,169,566	—	0.42
	Property and equipment for business purposes	2,353,944	—	0.79	2,352,466	—	0.83	2,325,893	—	0.83
	Other	16,536,592	—	5.58	15,036,463	—	5.30	15,925,347	—	5.67

	Subtotal	20,119,354	—	6.79	18,590,272	—	6.55	19,420,807	—	6.92

Total		296,325,338	2.78	100.00	283,759,580	2.57	100.00	280,725,524	2.62	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	37,422	3.58	0.07	27,539	3.62	0.06	23,088	4.21	0.06
	Securities	12,534,975	2.87	24.70	8,038,329	3.25	18.61	4,701,052	1.93	12.10
	Other	24,585,229	1.64	48.45	22,962,574	1.47	53.17	22,237,766	1.63	57.25
	Reserves for bond ratings(-)	(16)	0.00	0.00	(45)	0.00	0.00	(36)	0.00	0.00
	Present value discount(-)	(3)	0.00	0.00	(72)	0.00	0.00	(215)	0.00	0.00
	Subtotal	37,157,607	2.06	73.23	31,028,325	1.93	71.84	26,961,655	1.68	69.41

Non-profit	Subtotal	13,584,657	—	26.77	12,162,272	—	28.16	11,882,833		30.59

Total		50,724,264	—	100.00	43,190,597	—	100.00	38,844,488	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won, % )

Type	2018	2017	2016
Equity capital (A)	242,508	226,032	229,005
Risk weighted assets (B)	1,549,710	1,467,622	1,497,281
Capital adequacy ratio (A/B)	15.65	15.40	15.29

*	BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100
*	Based on K-IFRS consolidated financial statements and Basel III standards

Liquidity Ratios

(unit: %)

Type	2018	2017	2016
Liquidity coverage ratio (*)	103.40	102.06	109.52
Foreign currency liquidity coverage ratio(**)	108.98	103.11	—
Ratio of business purpose premises and equipment	12.34	13.49	13.49

*	Based on K-IFRS financial statements
**	Newly introduced in 2017 (Current minimum ratio is 70% in 2018; to increase to 80% starting from 2019).

Our foreign currency liquidity coverage ratio was 111.57% in October 2018, 109.06% in November 2018 and 106.42% in December 2018

b.	Asset Quality

(unit: in 100 millions of Won)

Type		2018	2017	2016
Total loans	Total	2,339,165	2,221,185	2,166,122

	Corporate	1,204,196	1,155,213	1,140,252

	Household	1,134,969	1,065,972	1,025,870

Sub-standard and below loans Sub-standard and below loan ratio	Total	11,825	18,396	21,121

		0.51%	0.83%	0.98%

	Corporate	9,033	15,826	18,237
		0.75%	1.37%	1.60%
	Household	2,791	2,570	2,884
		0.25%	0.24%	0.28%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.31%	0.34%	0.46%
		(0.36%)	(0.38%)	(0.52%)
	Based on corporate loans (after seasonal adjustment)	0.34%	0.45%	0.61%
		(0.41%)	(0.50%)	(0.66%)
	Based on household loans (after seasonal adjustment)	0.32%	0.28%	0.31%
		(0.35%)	(0.30%)	(0.33%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On June 19, 2018, the Board of Directors of Woori Bank resolved to approve the adoption of a financial holding company structure pursuant to a comprehensive stock transfer plan. On November 7, 2018, the Financial Services Commission of Korea granted approval of the establishment of a financial holding company. Woori Financial Group Inc. was established on January 11, 2019 pursuant to shareholders’ approval at the extraordinary general meeting of shareholders held on December 28, 2018, and Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly owned subsidiaries of Woori Financial Group Inc. After its establishment, shares of Woori Bank were delisted from the Korea Stock Exchange and the New York Stock Exchange, and shares of Woori Financial Group Inc. were newly listed on the Korea Stock Exchange and the New York Stock Exchange

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	2018	2017	2016
ASSETS
Cash and cash equivalents	6,712,623	6,908,286	7,591,324
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	6,126,183	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	5,843,077	5,650,724
Financial assets at FVTOCI (other comprehensive income)	18,063,423	—	—
Available-for-sale financial assets	—	15,352,950	20,817,583
Securities at amortized cost	22,932,559	—	—
Held-to-maturity financial assets	—	16,749,296	13,910,251
Loans and other financial assets at amortized cost	282,448,315	—	—
Loans and receivables	—	267,106,204	258,392,633
Investments in joint ventures and associates	361,427	417,051	439,012
Investment properties	378,069	371,301	358,497
Premises and equipment	2,441,141	2,477,545	2,458,025
Intangible assets and goodwill	587,255	518,599	483,739
Assets held for sale	93,502	48,624	2,342
Current tax assets	20,488	4,722	6,229
Deferred tax assets	49,863	280,130	232,007
Derivative assets	35,503	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	196,832	158,404	128,846

Total assets	340,447,183	316,295,461	310,682,727

LIABILITIES		—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	2,282,686	—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,427,909	3,803,358
Deposits due to customers	248,690,939	234,695,084	221,020,411
Borrowings	16,202,986	14,784,706	18,769,515
Debentures	28,725,862	27,869,651	23,565,449
Provisions	389,862	410,470	428,477
Net defined benefit liability	138,682	43,264	64,666
Liabilities of a disposal group classified as held for sale	72,660	—	—
Current tax liabilities	156,559	232,600	171,192
Deferred tax liabilities	18,156	22,681	22,023
Derivative liabilities	51,408	67,754	7,221
Other financial liabilities	21,426,064	13,892,461	21,985,086
Other liabilities	338,275	283,981	299,376

Total liabilities	318,494,139	295,730,561	290,136,774

EQUITY
Owners’ equity:	21,739,931	20,365,892	20,386,160
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,161,963	3,017,888	3,574,896
Capital surplus	285,889	285,880	286,331
Other equity	(2,213,970)	(1,939,274)	(1,468,025)
Retained earnings	17,124,657	15,620,006	14,611,566
Non-controlling interests	213,113	199,008	159,793

Total equity	21,953,044	20,564,900	20,545,953

Total liabilities and equity	340,447,183	316,295,461	310,682,727

Number of Consolidated Subsidiaries	65	53	74

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	2018	2017	2016
OPERATING INCOME:	2,759,301	2,156,742	1,574,206
Net interest income	5,650,951	5,220,650	5,019,544
Net fees and commissions income	1,069,974	1,070,466	937,131
Dividend income	90,552	124,992	184,510
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	214,443	—	—
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039	—	(104,827)	114,387
Net gain or loss on financial assets at FVTOCI	2,047
Net gain or loss on available for sale financial assets	—	192,708	(1,035)
Net gain or loss arising on financial assets at amortized cost	79,532	—	—
Impairment losses due to credit loss	(329,574)	(785,133)	(834,076)
General and administrative expenses	(3,624,033)	(3,530,801)	(3,478,476)
Other net operating income (expenses)	(394,591)	(31,313)	(367,779)
Non-operating income	45,571	(207,236)	(20,817)
Net income before income tax expense from continuing operations	2,804,872	1,949,506	1,553,389
Income tax expense from continuing operations	753,223	419,418	275,856
Net income	2,051,649	1,530,088	1,277,533
Net income attributable to owners	2,033,182	1,512,148	1,261,266
Net income attributable to the non-controlling interests	18,467	17,940	16,267
Other comprehensive income (loss), net of tax	(92,236)	(276,796)	77,894
Items that will not be reclassified to profit or loss	(115,384)	7,504	34,162
Items that may be reclassified to profit or loss	23,148	(284,300)	43,732

Total comprehensive income	1,959,413	1,253,292	1,355,427

Comprehensive income attributable to the owners	1,943,885	1,249,057	1,332,614
Comprehensive income attributable to non-controlling interests	15,528	4,235	22,813
NET INCOME PER SHARE:	—	—
Basic earnings per common share	2,796	1,999	1,567
Diluted earnings per common share	2,796	1,999	1,567

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	2018	2017	2016
ASSETS
Cash and cash equivalents	5,728,801	5,328,960	6,104,029
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	3,877,858	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	4,133,724	4,076,872
Financial assets at FVTOCI (other comprehensive income)	17,040,674	—	—
Available for sale financial assets	—	14,186,704	18,105,862
Securities at amortized cost	22,802,050	—	—
Held-to-maturity financial assets	—	16,638,727	13,792,266
Loans and other financial assets at amortized cost	260,350,949	—	—
Loans and receivables	—	248,810,624	241,508,048
Investments in subsidiaries and associates	4,193,775	4,148,795	3,779,169
Investment properties	367,117	350,235	348,393
Premises and equipment	2,350,342	2,374,590	2,342,280
Intangible assets	353,167	303,325	242,230
Assets held for sale	143,288	46,183	2,342
Deferred tax assets	7,360	238,543	162,211
Derivative assets	35,503	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	146,995	117,889	96,926

Total assets	317,392,879	296,737,571	290,772,143

LIABILITIES
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	2,279,373
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,416,978	3,793,479
Deposits due to customers	237,426,765	224,384,156	211,382,380
Borrowings	14,081,092	13,662,984	16,060,821
Debentures	21,666,331	21,707,466	18,166,057
Provisions	283,501	368,027	380,473
Net defined benefit liability	136,163	14,284	—
Liabilities of a disposal group classified as held for sale	72,361	—	—
Current tax liabilities	110,127	212,376	148,672
Derivative liabilities	17,654	12,103	7,221
Other financial liabilities	20,097,011	13,029,421	20,827,284
Other liabilities	173,501	135,686	153,238

Total liabilities	296,343,879	276,943,481	270,919,625

EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,161,963	3,017,888	3,574,896
Capital surplus	269,533	269,533	269,533
Other equity	(386,840)	(135,282)	138,542
Retained earnings	14,622,952	13,260,559	12,488,155

Total equity	21,049,000	19,794,090	19,852,518

Total liabilities and equity	317,392,879	296,737,571	290,772,143

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	2018	2017	2016
OPERATING INCOME:	2,415,691	1,790,558	1,270,501
Net interest income	4,727,718	4,390,603	4,222,447
Net fees and commissions income	1,002,647	931,021	842,883
Dividend income	75,986	125,599	220,015
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	204,649	—	—
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039	—	(96,983)	97,225
Net gain or loss on financial assets at FVTOCI	1,333
Net gain or loss on available for sale financial assets	—	135,003	35,525
Net gain or loss arising on financial assets at amortized cost*	44,166	—	—
Impairment losses due to credit loss	(58,823)	(553,204)	(640,443)
General and administrative expenses	(3,189,336)	(3,128,725)	(3,115,371)
Other net non-operating income (expenses)	(392,649)	(12,756)	(391,780)
Non-operating income	69,940	(170,336)	40,144
Net income before income tax expense	2,485,631	1,620,222	1,310,645
Income tax expense	674,727	344,110	245,043
Net income	1,810,904	1,276,112	1,065,602
Other comprehensive income (loss), net of tax	(64,682)	(65,666)	32,526
Items that will not be reclassified to profit or loss	(108,829)	16,566	33,191
Items that may be reclassified to profit or loss	43,967	(82,232)	(665)

Total comprehensive income	1,746,042	1,210,446	1,098,128

NET INCOME PER SHARE:
Basic earnings per common share	2,466	1,648	1,277
Diluted earnings per common share	2,466	1,648	1,277

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2018	2017	2016
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2018	Deloitte Anjin LLC	Closing audit	KRW 1,727 million	13,491 hours
		Interim audit (including internal accounting management system)		4,165 hours
		3Q review		8,821 hours
		1H review		8,169 hours
		1Q review		4,010 hours
2017	Deloitte Anjin LLC	Closing audit	KRW 1,786 million	15,883 hours
		Interim audit (including internal accounting management system)		5,827 hours
		3Q review		4,880 hours
		1H review		4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2018	April 16, 2018	Tax adjustment	Each quarter and end of term	KRW 130 million
	April 16, 2018	PCAOB and SOX Auditing	May 1, 2018 ~ April 30, 2019	KRW 1,463 million
	May 11, 2018	Issuance of GMTN-related comfort letter	May 2018	USD 100,000
	July 30, 2018	Issuance of GMTN-related comfort letter	July 2018 ~ August 2018	USD 44,000
	December 28, 2018	Review financial statement for the establishment of holding company	January 2019	KRW 53 million
2017	March 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	March 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
	April 28, 2017	Issuance of GMTN-related comfort letter	April 2018	USD 100,000
	May 8, 2017	Issuance of GMTN-related comfort letter	May 2018	USD 10,000
2016	March 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	March 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ April 30, 2017	KRW 1,127 million
	May 13, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000
	September 20, 2016	Issuance of GMTN-related comfort letter	September 2016	USD 40,000
	September 21, 2016	Auditor’s certificate of financial ratios related to submission of documents for approval of internet only bank	September 2016	KRW 4 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Audit Committee

(e)	Committee for Recommending Officer Candidates

Name of Committee	Composition	Names of Members
Audit Committee	Two outside directors, One standing auditor	Chan-Hyong Chung (outside director) Joon-Ho Kim (outside director) Jung-Sik Oh (standing director)

Board of directors management committee	One standing director, Five outside directors One non-standing director

Tae-Seung Sohn (standing director)

Sang-Yong Park (outside director)

Sung-Tae Ro (outside director)

Chan-Hyong Chung (outside director)

Soo-Man Park (outside director)

Joon-Ho Kim (outside director)

Jae-Kyung Lee (non-standing director)

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Soo-Man Park (outside director) Jae-Kyung Lee (non-standing director)

Compensation committee	Five outside directors One non-standing director

Joon-Ho Kim (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyong Chung (outside director)

Soo-Man Park (outside director)

Jae-Kyung Lee (non-standing director)

Committee for recommending officer candidates	One standing director, Five outside directors	Tae-Seung Sohn (standing director) Soo-Man Park (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Chan-Hyong Chung (outside director) Joon-Ho Kim (outside director)

*	Non-standing director Kwang-Woo Choi’s term expired and Chang-Sik Bae was newly appointed as a non-standing director at the Annual General Meeting of shareholders held on March 23, 2018.
**

Non-standing director, Chang-Sik Bae resigned and Jae-Kyung Lee was newly appointed as a non-standing director. Joon-Ho Kim, Soo-Man Park and Chan-Hyong Chung were newly appointed as outside directors at the Extraordinary General Meeting of shareholders on December 28, 2018.

***	Sang-Hoon Shin, Zhiping Tian and Dong-Woo Chang’s term expired as an outside director on December 30, 2018.

2.	Affiliated Companies (As of December 31, 2018)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2018			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	18.43	124,604,797	18.43	Note 1)

Total		Common	124,604,797	18.43	124,604,797	18.43

		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of December 31, 2018	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37	Sale of stake (Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments, Korea Investment & Securities)
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37	Sale of stake (Kiwoom Securities, Hanwha Life Insurance)
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37	Sale of stake ( IMM PE)
January 31, 2017	Korea Deposit Insurance Corporation	144,457,161	21.37	Sale of stake (IMM PE)
May 11, 2017	Korea Deposit Insurance Corporation	143,857,161	21.28	Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	Korea Deposit Insurance Corporation	132,897,007	19.66	Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	Korea Deposit Insurance Corporation	131,697,007	19.48	Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	Korea Deposit Insurance Corporation	130,697,007	19.33	Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	Korea Deposit Insurance Corporation	128,185,796	18.96	Exercise of NH Investment & Securities’ call option ( 0.37%)
July 3, 2017	Korea Deposit Insurance Corporation	126,935,796	18.78	Exercise of Hyosung Capital’s call option (0.18%)
September 28, 2017	Korea Deposit Insurance Corporation	125,205,147	18.52	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.26%)
December 7, 2017	Korea Deposit Insurance Corporation	124,604,797	18.43	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.09%)

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

Note 1) As of December 31, 2018, KDIC owned 18.43% of our outstanding common stock, which became 0% pursuant to a comprehensive stock transfer in connection with the newly established financial holding company, Woori Financial Group Inc., on January 11, 2019.

c.	Share Ownership of More Than 5%

As of December 31, 2018	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	18.43	—
	National Pension Service	59,191,199	8.76	—
	Nobis1, Inc. (IMM PE)	40,560,000	6.00	—
Employee Stock Ownership Association		40,911,986	6.05	—

d.	Minority Shareholders

As of December 31, 2018

Items	Number of shareholders	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	41,991	99.97	327,988,293	48.52

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2018	August 2018	September 2018	October 2018	November 2018	December 2018
Common Stock	High	17,000	17,150	16,900	17,000	16,050	16,500
	Low	16,250	16,100	15,750	15,400	15,650	15,550
	Average	16,614	16,455	16,250	16,360	15,880	15,879
Monthly Trade Volume	High	8,960,634	2,241,052	2,025,893	3,013,301	1,752,554	2,547,965
	Low	878,523	735,656	645,286	719,280	422,748	889,993
	Monthly Total	42,161,055	28,052,979	19,022,067	26,848,229	20,698,451	26,667,871

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2018	August 2018	September 2018	October 2018	November 2018	December 2018
ADR	High	46.37	46.30	45.33	45.75	43.77	44.56
	Low	43.51	42.47	42.44	40.74	42.00	41.19
	Average	44.84	44.11	43.79	43.37	42.70	42.58
Won Conversion	High	51,832	51,759	50,439	50,803	49,062	50,157
	Low	49,118	47,834	47,664	46,387	47,405	46,059
	Average	50,346	49,455	49,068	49,048	48,189	47,814
Monthly Trade Volume	High	60,600	41,900	31,000	26,000	36,200	111,000
	Low	3,900	3,900	2,500	4,300	5,700	5,100
	Monthly Total	418,000	290,100	184,900	295,400	289,300	414,100

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of December 31, 2018

Position		Name	Common Stock Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Sohn	15,296	December 22, 2017 ~	December 21, 2020
Standing Member of Audit Committee	Registered	Jung-Sik Oh	5,000	March 24, 2017 ~	Note 1)
Outside Director	Registered	Sang-Yong Park	1,000	December 30, 2016 ~	December 30, 2019
Outside Director	Registered	Sung-Tae Ro	5,000	December 30, 2016 ~	December 30, 2019
Outside Director	Registered	Chan-Hyong Jung	—	December 28, 2018 ~	Note 2)
Outside Director	Registered	Soo-Man Park	—	December 28, 2018 ~	Note 2)
Outside Director	Registered	Joon-Ho Kim	—	December 28, 2018 ~	Note 2)
Non-standing Director	Registered	Jae-Kyung Lee	—	December 28, 2018 ~	Note 2)
Executive Vice President	Non-Registered	Chai-Pong Cheong	—	November 30, 2018 ~	November 29, 2019
Executive Vice President	Non-Registered	Jeong-Ki Kim	—	November 30, 2018 ~	November 29, 2019
Executive Vice President	Non-Registered	Tae-Joong Ha	—	November 30, 2018 ~	November 29, 2019
Executive Vice President	Non-Registered	Jong-In Lee	—	November 30, 2018 ~	November 29, 2019
Executive Vice President	Non-Registered	Won-Duk Lee	2,000	November 30, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Hong-Sik Choi	—	December 7, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Su-Hyeong Cho	—	December 7, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Hwa-Jae Park	—	December 7, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Myung-Hyuk Shin	1,000	December 7, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Jong-Suk Jeong	5,005	December 7, 2018 ~	November 29, 2019
Deputy Executive Vice President	Non-Registered	Jong-Deuk Kim	—	December 7, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Dong-Su Choi Note3)	—	December 22, 2017 ~ January 10, 2019	January 10, 2019
Managing Director	Non-Registered	Kyong-Hoon Park Note3)	—	December 22, 2017 ~ January 10, 2019	January 10, 2019
Managing Director	Non-Registered	Young-Ho Suh	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Han-Young Song	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Jeong-Rok Kim	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Jong-Rae Weon	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Choong-Ho Lee	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Young-Bae Ko	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Jeung-Hyeun Go	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Sung-Jong Kim	—	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Ho-Jung Kim	1,155	November 30, 2018 ~	November 29, 2019
Managing Director	Non-Registered	Byung-Kyu Cho	—	December 7, 2018 ~	December 6, 2020
Managing Director	Non-Registered	Weon-Cheol Hwang	—	November 30, 2018 ~	November 29, 2019

Note 1) Date of the 2020 annual general meeting of shareholders

Note 2) Date of the 2021 annual general meeting of shareholders

Note 3) Managing directors Dong-Su Choi and Kyong-Hoon Park were transferred to Woori Financial Group Inc. on January 11, 2019.

Note 4) Term Commencement Date: The date of inauguration for registered directors, the date of appointment for non-registered directors

2.	Employee Status

As of December 31, 2018	(units: persons, millions of Won)

	Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	14,291	280	1,098	465	15,389	16.7	1,417,503	92

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of December 31, 2018

	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	4	844	281
Outside Directors (excludes audit committee members)	4	186	62

Audit Committee Members	5	497	166

*	Number of persons : includes outside directors and audit committee members that resigned in 2018
(As of December 31, 2018, there were two registered directors, three outside directors and three Audit Committee members)
*	Total compensation : cumulative amount paid from January 2018 to December 2018
*	Average compensation per person : Total compensation / Total number of persons (excludes one standing director, one outside director and two audit committee members appointed on December 28. 2018)
*	Registered Directors include one non-standing director (There is no compensation paid to the non-standing director from the KDIC)

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of December 31, 2018

	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 29, 2016	August 28, 2018
	Loans	500,000	August 29, 2016	August 28, 2019
	Bonds	29,999	January 22, 2013, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 4, 2019
	CMA	100,000	July 1, 2018	June 30, 2019
Woori Card	Loans	100,000	March 2, 2018	March 4, 2019
Woori P&S	Loans	12,000	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 1, 2019	By:	/s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President